                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)

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                         NATIONAL PROPERTY INVESTORS 4
                           (Name of Subject Company)


                         NATIONAL PROPERTY INVESTORS 4
                       (Name of Person Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                          NPI EQUITY INVESTMENTS, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2854
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)









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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 15, 1997 (the "Statement") by National Property Investors 4, a California limited partnership (the "Partnership"), relating to the tender offer by IPLP Acquisition I LLC (the "Purchaser") to purchase up to 16,000 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $180.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with Commission by the Purchaser on August 28, 1997. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On Wednesday, September 24, 1997, the Superior Court for the State of California, San Mateo County denied an ex parte application made by plaintiffs in the Kline Complaint seeking a temporary restraining order prohibiting the Purchaser from purchasing Units pursuant to the Offer.

         The Offer has been extended to 5:00 p.m., New York time, on Tuesday, September 30, 1997.



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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 1997


                         NATIONAL PROPERTY INVESTORS 4


                               By:   NPI EQUITY INVESTMENTS, INC.,
                                     its General Partner


                               By:    /s/ WILLIAM H. JARRARD, JR.
                                     --------------------------------------
                                     William H. Jarrard, Jr.
                                     President





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